CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, William Wulftange, P.Geo., Senior Vice President, Exploration of Yamana, hereby consent to the use of my name in connection with the reference to the disclosure contained under the headings “Description of the Business–Material Mineral Properties–Chapada Mine–Current Exploration and Development”, “Description of the Business–Material Mineral Properties–El Peñón Mine–Current Exploration and Development”, “Description of the Business–Material Mineral Properties–Mercedes Mine–Current Exploration and Development”, “Description of the Busines–Material Mineral Properties–Gualcamayo Mine–Current Exploration and Development”, “Description of the Business–Material Mineral Properties–Jacobina Mining Complex–Current Exploration and Development” (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ William Wulftange
Name:	William Wulftange, P.Geo.
Title:	Senior Vice President, Exploration

March 28, 2014